SEC 10025944 ISSION
ashington, D.C. 20549

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 AND ENDING DECEMBER 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICHARD A. SASO & ASSOCIATES - ~~INVESTMENT SECURITIES~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 CROW CANYON PLACE, STE. 200
(No. and Street)

SAN RAMON (City) CA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD A. SASO 925-275-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
W. PIERCE BROWNELL - CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

1610 TIBURON BLVD., STE. 201 TIBURON, CA 94920
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Jurat

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 20 10 by Richard A. Saso,

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Signature

(Notary seal)

KARI COOPER
Commission # 1775587
Notary Public - California
Contra Costa County

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

United States Securities Exchange Commission Annual Audit Report

(Title or description of attached document)

Form X-17A 5

(Title or description of attached document continued)

Number of Pages 2 Document Date 2/23/10

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

OATH OR AFFIRMATION

I, RICHARD A. SASO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Richard A Saso
Signature

PRINCIPAL/ SOLE OWNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD A. SASO & ASSOCIATES-INVESTEMNT SECURITIES
TABLE OF CONTENTS

W. PIERCE BROWNELL
Certified Public Accountant
1610 Tiburon Boulevard Ste. 201
Tiburon, CA 94920
(415) 435-3127

Owner of
Richard A. Saso & Associates-Investment Securities

INDEPENDENT ACCOUNTANT'S REPORT

I have audited the balance sheet of Richard A. Saso & Associates-Investment Securities (hereafter, the Company) as of December 31, 2009 and the related statements of net income and cash flows for the period then ended. These statements are the responsibility of the Company's management. My responsibility is to express an opinion on the Company's financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present, in all material respects, the financial position of Richard A. Saso & Associates-Investment Securities as of December 31, 2009 and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States.

My audit has been performed for the purposes of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules (1-4) is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

(continued on next page)

W. PIERCE BROWNELL
Certified Public Accountant
1610 Tiburon Boulevard Ste. 201
Tiburon, CA 94920
(415) 435-3127

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Tiburon, CA
February 19, 2010

RICHARD A. SASO ASSOCIATES-INVESTMENT SECURITIES
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS			
Cash in First Republic Bank	1,122		
Cash in Tri-Valley Bank	6,000		
Cash-Other	60		
Total cash		7,182	
Accounts receivable-			
12b-1 fees-per Note 2		3,823	
Prepaid expenses		808	
TOTAL CURRENT ASSETS			**11,813**
FIXED ASSETS			
Office equipment		11,569	
(Less) accummulated depreciation		(7,930)	**3,639**
TOTAL ASSETS			**15,452**

LIABILITIES AND PROPRIETOR'S CAPITAL

Total liabilities		**None**
PROPRIETOR'S CAPITAL		
Beginning proprietor's capital	12,612	
Add receivable at 12/31/09-Note 2	3,383	
Capital 12/31/09-Reststed		15,995
Net income for year		37,757
(Less) withdrawls		(38,300)
PROPRIETOR,S CAPITAL 12/31/2009		**15,452**
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL		**15,452**

EXHIBIT A

SEE ACCOMPANYING NOTES

RICHARD A. SASO ASSOCIATES-INVESTMENT SECURITIES
STATEMENT OF NET INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES		
Investment Company Commissions	40,551	
Term life insurance commissions	8,154	
Interest income	5	
Other income	140	
TOTAL REVENUE		**48,850**
LESS EXPENSES		
Audit fees	1,100	
Representatives' commissions	1,751	
Continuing education	50	
Dues & subscriptions	20	
Insurance and bonding	1,180	
Licenses & fees	500	
Regulatory fees	3,173	
Sub-rent	2,200	
Communications and telephone	998	
Travel and entertainmenrt	121	
TOTAL EXPENSES		**11,093**
NET INCOME FOR YEAR ENDED DECEMBER 31, 2009		**37,757**

EXHIBIT B

SEE ACCOMPANYING NOTES

RICHARD A. SASO ASSOCIATES-INVESTMENT SECURITIES
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	37,757
ADJUSTMENTS TO RECONCILE NET INCOME	
TO NET CASH PROVIDED BY OPERATIONS	
Decrease in cash on deposit at clearing brokerage firm	1,107
(Increase) in prepaid expenses	(306)
(Increase) in accounts receivable	(440)
NET CASH PROVIDED BY OPERATING ACTIVITIES	38,118
CASH FLOWS FROM INVESTIONG ACTIVITIES-	
Proprietor's withdrawls	(38,300)
NET (DECREASE) IN CASH	**(182)**
Cash balance 01/01/2009	7,364
Cash balance, December 31, 2009	**7,182**

There were no investment activities durinG year ended December 31, 2009.

Nothing was spent during this year on interest or direcly on income taxes.

EXHIBIT C

SEE ACCOMPANYING NOTES

RICHARD A. SASO & ASSOCIATES-INVESTMENT SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1) HISTORY and ORGANIZATION-Richard A. Saso & Associates-Investement Securities has been registered as a Broker-Dealer since February 9, 1988. The activities of the Company consisted of selling investment products receiving a commission and paying the other registered representatives, if any, their share of the commission. For the last few years the company has had little or no security sales, but has received its income from 12b-1 fees, which are due the Company because of previous sales. When there was a security sale, it was cleared through a clearing broker on contract with the company. As this arrangement is no longer needed, the deposit of Company's funds held by the clearing broker was returned as shown on Exhibit C.

   Because the Company did not hold client funds or securities it had passed the safeguarding of them to the clearing broker.

2) PRINCIPAL ACCOUNTING POLICIES -The Company prepares its financial statements on the accrual method of accounting and reports on a calendar year.
   Income-From fees is recorded when earned. Commissions from sales, if any, is recorded when the subscription agreement is signed.
   Expenses-The offices of the Company are shared with entity(ies) fully owned by the proprietor, Richard A. Saso. The expense allocation is based on square footage and comparable rents in the area and is deemed arm's length.
   Fixed Assets-The carrying value of the Company's assets is an estimate of the salvage value. The assets have been fully depreciated for a number of years.

   Income Taxes-No liability or expense is shown for income taxes because the taxes are due from the owner Richard A. Saso and are not directly due from the Company. However Richard A. Saso had paid income taxes through 2009 withholdings that would more than cover income taxes from the company's income shown on exhibit B.

3) Prior Period Adjustment-The Company receives 12b-1 that are usually paid in the month following the end of the calendar quarter. On December 31, 2008, the Company was entitled to $3,383 for 12b-1 fees earned during the quarter ended December 31, 2008. Accordingly, this receivable is shown as an adjustment to the beginning proprietor's capital on January 1, 2009 as shown on Exhibit A.

EXHIBIT D

RICHARD A. SASO ASSOCIATES-INVESTMENT SECURITIES
SUPPLEMENTAL INFORMATION
FOR YEAR ENDED DECEMBER 31, 2009

COMPUTATION OF NET CAPTAL		
Owner';s Capital-Per Exhibit A	15,452	
(Less): Prepaid expenses	(808)	
Book value of fixed assets	(3,639)	
NET CAPITAL, DECEMBER 31, 2009		11,005

Schedule 1

EXCESS NET CAPITAL		
Net capital, per schedule 1 above	10,821	
Greater of 6 2/3% of total liabilities (0) or 5,000	5,000	
EXCESS NET CAPITAL, DECEMBER 31, 2009		5,821

Schedule 2

RECONCILIATION OF NET CAPITAL BETWEEN AUDIT AND COMPANY'S FOCUS REPORT FOR PERIOD ENDED DECEMBER 31, 2009:		
Net capital per Company's focus report	7,183	
Additional fees receivable-per eccompanying notes	3,823	
NET CAPITAL-PER SCHEDULE 1 ABOVE		11,005

Schedule 3

STATEMENT IN CHANGES OF PROPRIETOR'S CAPITAL FOR YEAR ENDED DECEMBER 31, 2009		
Proprietor's capital, January 1, 2009	12,612	
Adiitional receivable-prior period adjustment	3,383	
Proprietor,s capital, January 1, 2009-restated		15,995
Net income per Exhibit B	37,757	
(Less) witddrawls	(38,300)	(543)
PROPRIETOR' CAPITAL, DECEMBER 31, 2009 -Per Exhibit A		15,452

Schedule 4

SEE ACCOMPANYING NOTES

W. PIERCE BROWNELL
Certified Public Accountant
1610 Tiburon Boulevard Ste. 201
Tiburon, CA 94920
(415) 435-3127

Owner of
Richard A. Saso & Associates-Investment Securities

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLS

I have audited the financial statements of Richard A. Saso & Associates-Investment Securities (hereafter referred to as the Company) as of December 31, 2009 and have issued my report dated February 19, 2010. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the Securities and Exchange Act of 1934. This study and evaluation included the accounting system and the practices and procedures by the Company in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11. The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule. The Company does not handle securities, and accordingly, it has not established procedures for safeguarding securities. Rule 17a-5 states the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing as of the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17 a-5, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control procedures that are necessary for expressing an opinion of the financial statements and to assist the auditor in planning and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily involves estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicality or corrective action by management within the framework of a cost benefit relationship.

(continued on next page)

W. PIERCE BROWNELL
Certified Public Accountant
1610 Tiburon Boulevard Ste. 201
Tiburon, CA 94920
(415) 435-3127

Our examination of the financial statements was made in accordance with generally accepted auditing standards as stated by Public Accounting Oversight Board (United States) including the study and evaluation of the Company's system on internal accounting control for the period ended December 31, 2009 that was made for purposes set forth in the first paragraph of this report. This examination would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. However other than being a small enterprise which, by its nature, does not have the employees for proper separation of accounting duties, such study and evaluation disclosed no condition that I believe to be a material weakness.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to relatively low level that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

This report is intended solely for information and use of management, the Securities and Exchange , the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Tiburon, CA
February 19, 2010